EXHIBIT 21.2

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of VIVUS, Inc.

1.      VIVUS International Limited, a wholly owned subsidiary of VIVUS, Inc.

2.     VIVUS UK Limited, a wholly owned subsidiary of VIVUS International Limited

3.      VIVUS BV Limited, a wholly owned subsidiary of VIVUS International Limited

4.      VIVUS Ireland Limited, a wholly owned subsidiary of VIVUS International Limited